Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2017	2016
Earnings:
Income before income taxes	$126	$323
Less: Capitalized interest	(2)	(2)
Add:
Fixed charges	48	53
Amortization of capitalized interest	1	1
Adjusted earnings	$173	$375
Fixed charges:
Interest expense	$24	$28
Amortization of debt costs	1	1
Rent expense representative of interest	23	25
Total fixed charges	$48	$54
Ratio of earnings to fixed charges(1)	3.59	7.03

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(1) All ratios shown in the above table have been calculated using unrounded numbers.